SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 18 January 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

News Release

January 18, 2012

Ivanhoe Mines negotiates an additional US$1.8 billion bridge financing as part of the comprehensive financing plan for Oyu Tolgoi

Termination of shareholders’ rights plan endorsed by Ivanhoe Mines Board

VANCOUVER, CANADA – Ivanhoe Mines Chairman David Huberman said today that the company’s Board of Directors has received a progress report from its Special Finance Committee on the status of a comprehensive financing plan to cover the completion of the first phase of the Oyu Tolgoi mining complex in southern Mongolia through to the projected start of commercial production of copper, gold and silver in 2013.

The four-member committee is working in an advisory role with the company’s management to review components of the comprehensive plan, which includes a wide range of financing alternatives in addition to a major, long-term, limited-recourse project finance facility that currently is under negotiation.

The Ivanhoe Mines Board of Directors has accepted a recommendation from the Special Finance Committee and approved a proposed US$1.8 billion facility to be provided by a major international bank as an interim, bridge financing measure. The facility, a precautionary response to volatility in the project finance and corporate debt markets stemming from recent events in Europe, could be used if there is a delay in completing and gaining approvals for the long-term project-finance package. The proposed bridging facility approved by the Ivanhoe Mines board remains subject to approvals by Rio Tinto and the bank credit committee, and completion of final documentation.

The bridge loan is expected to be in addition, and on similar terms, to the US$1.8 billion interim funding facility already being provided by Rio Tinto and now being accessed by Ivanhoe Mines to continue advancing construction of the Oyu Tolgoi Project. Both bridge facilities are expected to be repaid from the first drawdown from the planned project-finance facility.

As previously reported, Ivanhoe Mines, Rio Tinto, a core lending group and their respective advisers are working together to complete a project-finance facility of up to approximately US$4.0 billion for Oyu Tolgoi, with the objective of signing loan documentation during the second quarter of 2012.

“Ivanhoe Mines remains intensely focused on the remaining requirements that are key to completing the first phase of the development of the Oyu Tolgoi mining complex in Mongolia,” Mr. Huberman said.

“The completion of long-term project financing and finalization of a Mongolia-China pact to supply electrical power from China for up to the first four years of Oyu Tolgoi’s operation are central to our objective of ensuring that Oyu Tolgoi remains on schedule to begin initial production later this year, which is fundamental to our commitment to build significant value for shareholders.”

Oyu Tolgoi construction surpasses 70% completion

Construction of the first phase of Oyu Tolgoi has surpassed the 70% completion milestone this month. Installation of the two production lines in the concentrator and pre-commissioning works are progressing ahead of plan; the first production line is expected to be completed in mid-July 2012.

Following extensive negotiations, an agreement has been reached with the Inner Mongolia Power Company on the schedule and capital costs for construction of a high-voltage transmission line in China, which will be a key link in the delivery of interim power to Oyu Tolgoi. Approval of the Inner Mongolia government in China is required for the project to be given the Notice to Proceed.

Discussions on the provision of Chinese power were held between Mongolia and China as recently as last week during a visit to Beijing by Mongolia’s Minister of Foreign Affairs and Trade, Gombojav Zandanshatar.

Detailed design and engineering of the Inner Mongolia portion of the line already is underway. Subject to receipt of the formal Notice to Proceed, Chinese contractors presently are expected to begin construction of the transmission towers up to the China-Mongolia border by March 2012, a schedule that would permit stringing of the power cable to follow in late-April or May 2012.

Transmission towers already have been erected along the 95-kilometre portion of the line in Mongolia. Completion of the entire 220-kilovolt line from the Inner Mongolian power grid to the Oyu Tolgoi complex presently is projected for the third quarter of 2012.

Initial production from the Southern Oyu open-pit mine is expected in mid-2012; commercial production of copper-gold-silver concentrate is projected to begin in the first half of 2013.

Ivanhoe Mines Board to recommend termination of shareholders’ rights plan

Mr. Huberman also said today that the Board of Directors has decided that the interests of shareholders and the company’s strategic objectives would be best served by the termination of the company’s shareholders’ rights plan.

Since formal termination of the rights plan requires the approval of shareholders, the Ivanhoe Mines board will recommend that shareholders vote in favour of the termination at the company’s annual general meeting set for May 11 this year. In the meantime, the board will delay the effective activation of the rights plan until the annual meeting. Introduction of the plan was approved by shareholders at the 2010 annual meeting.

Mr. Huberman said Ivanhoe Mines also may take further steps to ensure that the shareholders’ rights plan is not inadvertently triggered. The Ivanhoe board will explore other avenues, perhaps through an amendment to the 2006 Ivanhoe-Rio Tinto private placement agreement, which could enable Rio Tinto to acquire additional shares through a transaction that would be exempt from the rights plan, if the board determines that such an accommodation would be in Ivanhoe’s best interests.

Rio Tinto, which has been restricted to a 49% ownership stake in Ivanhoe Mines until after the scheduled expiry later today of a 2006 standstill agreement, has advised the Ivanhoe Mines board in recent weeks that it intends to purchase additional shares in Ivanhoe Mines, regardless of the status of the shareholders’ rights plan, to enable Rio Tinto to increase its ownership level to more than 50%.

Board has authority to defer activation of plan

While the shareholders’ rights plan technically will remain in effect until a shareholders’ vote in May, Mr. Huberman said that the Ivanhoe Mines Board of Directors will exercise its discretion under the plan to defer the Separation Time – the activation point, nominally occurring 10 days after the announcement of a triggering share acquisition, at which shareholders could exercise rights to acquire additional discounted shares.

An arbitrator’s decision issued on December 12 last year suggested that the Ivanhoe Mines board seriously consider whether preserving the application of the shareholders’ rights plan to any Rio Tinto share purchases was in the best interests of Ivanhoe Mines.

Following the arbitrator’s ruling, the Ivanhoe Mines board unanimously approved the formation of a special committee, comprised of members of the board’s Corporate Governance Committee, to conduct an evaluation of the arbitrator’s decision, with the assistance of independent legal counsel. The committee completed its evaluation last week. The Corporate Governance Committee, also chaired by Mr. Huberman, consists entirely of independent directors and does not include any representatives of Rio Tinto, Ivanhoe Mines Chief Executive Officer Robert Friedland or Ivanhoe management.

The decision to recommend termination of the shareholders’ rights plan was unanimously supported by the participating directors; directors who are Rio Tinto employees did not take part in the discussion or vote.

Information contacts

Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Website: www.ivanhoemines.com

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting the acquisition by Rio Tinto of additional Ivanhoe shares; the deferral of the separation time by the Ivanhoe board; the triggering of the SRP; the proposed termination of the SRP by Ivanhoe’s shareholders; statements regarding the objective of implementing the proposed comprehensive financing plan, fulfillment of the conditions necessary to obtain the bridge loan facility and the finalization and signing of loan documentation for the project finance facility during the second quarter of 2012; statements regarding that the expectation that pre-commissioning works at the concentrator be completed by July 2012; the statement that commercial production of copper-gold-silver concentrate is projected to begin in the first half of 2013; statements that construction of the transmission towers by Chinese contractors up to the China-Mongolia border could begin by March 2012 and stringing of the power cable could follow in late-April or May 2012; statements regarding the expected completion dates for the entire 220-kilovolt line from the Inner Mongolian power grid to the Oyu Tolgoi complex in mid-2012; and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. Readers are cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 18 January 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary